MIDSOUTH BANCORP, INC.
                                    1994 ANNUAL REPORT
                               FIVE-YEAR SUMMARY OF SELECTED
                                CONSOLIDATED FINANCIAL DATA


                                                        Year Ended December 31,
                            _______________________________________________________________________________
                               1994             1993             1992             1991             1990
                            __________       __________       __________       __________       __________
Gross interest income       $7,388,478       $6,369,047       $6,678,326       $7,697,768       $8,299,514
Interest expense            (1,976,101)      (1,803,934)      (2,411,228)      (3,739,702)      (4,298,798)

Net interest income          5,412,377        4,565,113        4,267,098        3,958,066        4,000,716

Provision for loan losses     (210,000)        (306,500)        (365,000)        (518,500)      (2,317,859)

Other operating income       1,422,894        1,371,124        1,108,138        1,103,859          933,441
Other expenses              (4,882,130)      (4,653,303)      (4,105,639)      (4,102,594)      (4,301,411)

Net income (loss)
   before extraordinary item
   and cumulative effect of
   accounting change         1,743,141          976,434          904,597          440,831       (1,685,113)

Provision for income taxes    (601,500)        (331,500)        (311,500)        (151,000)               -
Extraordinary item                   -                -          311,500          151,000                -
Cumulative effect of
   accounting change                 -          600,000                -                -                -

Net Income (Loss)           $1,141,641       $1,244,934         $904,597         $440,831      ($1,685,113)
Net Income (Loss) Per
  Share<FN1>                     $1.61            $1.93            $1.46            $0.81           ($3.23)

Total Loans                 60,432,275       49,786,123       40,374,221       40,166,914       44,951,314
Total Assets               103,965,960       97,695,512       85,141,634       81,445,937       82,569,442
Total Deposits              96,490,355       90,411,946       80,166,500       77,384,015       79,161,741
Cash Dividends                       -                -                -                -                -
Long-term Obligations<FN2>   1,195,917          786,164          953,820          982,897        1,039,245

Selected Ratios:
Loans to Assets                  58.13%           50.96%           47.42%           49.32%           54.44%
Loans to Deposits                62.63%           55.07%           50.36%           51.91%           56.78%
Deposits to Assets               92.81%           92.54%           94.16%           95.01%           95.87%
Return on Average Assets<FN3>     1.12%            1.13%            1.10%            0.54%           (2.03%)
Return on Average Equity<FN3>    20.98%           22.88%           31.33%           22.35%          (60.44%)

___________________________


   <FN1> Earnings per share have been adjusted to reflect a stock dividend of
         5% paid by the Company on February 18, 1994 to shareholders of record on February 4, 1994.

   <FN2> Long-term obligations include ESOP borrowing and, in 1994, FHLB borrowings.

   <FN3> Exclusive of extraordinary item and cumulative effect of accounting change for the year ended December 31, 1993.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS


          MidSouth Bancorp, Inc. ("MidSouth") is a one-bank holding company that conducts substantially all of its business through its wholly-owned subsidiary, MidSouth National Bank (the "Bank"). Following is management's discussion of factors that management believes are among those necessary for an understanding of MidSouth's financial statements. The discussion should be read in conjunction with MidSouth's financial statements and the notes thereto presented herein.

          OVERVIEW

          MidSouth reported net income for 1994 of $1,141,641 ($1.61 per share) compared to 1993 net income of $1,244,934 ($1.93 per share). However, net income for 1993 included a $600,000 one-time benefit resulting from the cumulative effect of accounting change that called for recording deferred tax assets in the first quarter of 1993. Net income for 1993 net of the one-time benefit totalled $644,934 ($1.00 per share). Return on average assets and return on average equity (exclusive of cumulative effect of accounting change) were 1.12% and 20.98% for 1994 and 1.13% and 22.88% for 1993.

          Net interest income increased $847,264 in 1994. The increase resulted primarily from significant loan growth which contributed to an 18% increase in average earning assets. Total loans increased $10.6 million from $49.8 million at December 31, 1993 to $60.4 million at December 31, 1994. This growth resulted from increased demand and the efforts of MidSouth's increased loan officer staff during the entire year of 1994.

          MidSouth's deposits grew $6.1 million, from $90.4 million at December 31, 1993 to $96.5 million at December 31, 1994 as a result of deposits that accompanied new loan relationships and a continued effort by management to improve customer service through increased training of personnel.

          Because of improved asset quality, MidSouth was able to reduce provisions for loan losses and net expenses on other real estate. Provisions for loan losses decreased $96,500 and net expenses on other real estate declined $68,349. Non-performing assets (net of reserve for possible real estate write-downs) and loans past due 90 days or more were $552,103 at December 31, 1994, down $244,478 from $796,581 a year earlier. The Allowance for Loan and Lease Losses ("ALLL") amounted to $873,934 at December 31, 1994, or 1.45% of total loans and leases, compared to $824,329, or 1.66% of total loans and leases at December 31, 1993.

          On February 18, 1994, MidSouth paid a 5% stock dividend to shareholders of record on February 4, 1994. The dividend increased MidSouth's common stock outstanding as of February 18, 1994 from 671,806 shares to 705, 327 shares. MidSouth's earnings per share and other per share data have been adjusted to reflect the stock dividend.

          On December 29, 1994, MidSouth announced an agreement to acquire Sugarland State Bank and anticipates that this transaction will be completed by the end of the second quarter of 1995, if all conditions are met. The Board of Directors of MidSouth will delay consideration of paying dividends in 1995 until after the completion of the Sugarland acquisition. The board intends after completion of the transaction to consider payment of stock and cash dividends on MidSouth's common stock during the third quarter of 1995. Cash dividends will be subject to payment of dividends on the preferred stock to be issued in conjunction with the acquisition, as well as other considerations.

          EARNINGS ANALYSIS

          Net Interest Income

          The primary source of earnings for MidSouth is net interest income, which is the difference between interest earned on loans and investments and interest paid on deposits and other liabilities. Changes in the volume and mix of earning assets and interest-bearing liabilities combined with changes in market rates of interest greatly affect net interest income. Tables 1 and 2 analyze the changes in net interest income for the three years ended December 31, 1994.

          Net interest income increased $847,264 for 1994 over 1993 and $298,015 for 1993 over 1992. The increase in net interest income in 1994 resulted primarily from growth in MidSouth's loan portfolio. While loan growth also had a positive impact on 1993 net interest income, the $298,015 increase over 1992 resulted primarily from a decline in the average rate paid on interest-bearing deposits.

          Interest income from loans, including loan fees, increased $837,508 from 1993 to 1994 and $230,264 from 1992 to 1993. The increased interest income for both years resulted from increases in average loan volume of $5.2 million in 1993 and $10.4 million in 1994. Decreases in average yields on loans of 75 basis points and 43 basis points lessened the impact of the volume increases in 1993 and 1994, respectively.

          A $5.1 million increase in the average volume of securities for 1994 resulted in increased interest income from MidSouth's securities portfolio for the year despite a 34 basis point decline in the average yield. Lower market rates and higher principal prepayment rates caused decreases in the average yield and volume of securities for 1993 over 1992. Accordingly, interest income from securities decreased $574,674 for the same twelve month period.

Table 1 -- Average Balance Sheets and Interest Rate Analysis (in thousands)
_____________________________________________________________________________


                                                 1994                            1993                            1992
                                      ___________________________     ___________________________     ___________________________
                                      Average             Average     Average             Average     Average             Average
                                      Volume   Interest  Yield/Rate   Volume   Interest  Yield/Rate   Volume   Interest Yield/Rate
                                      ___________________________     ___________________________     ___________________________
ASSET
     Interest Bearing Deposits           $99       $4     4.04%           $0       $0     0.00%           $4       $1     0.00%
     Investment Securities <FN1>
         Taxable                      33,590    1,772     5.28%       28,577    1,597     5.59%       31,998    2,168     6.78%
         Tax Exempt <FN2>                 27        2     7.81%           78        9    12.03%          110       14    12.73%
                                    ________  _______                 ______    _____                 ______   ______
     Total Investments                33,716    1,778     5.27%       28,655    1,606     5.61%       32,112    2,182     6.79%
     Federal Funds Sold and
       Securities Purchased Under
       Agreements to Resell            3,730      147     3.94%        4,971      139     2.80%        3,369      104     3.09%
     Loans <FN3>
         Commercial and Real Estate   42,192    4,018     9.52%       33,354    3,310     9.92%       28,509    3,019    10.59%
         Installment                  13,409    1,445    10.78%       11,770    1,316    11.18%       11,442    1,377    12.03%
                                     _______  _______                 ______    _____                 ______   ______
     Total Loans                      55,601    5,463     9.82%       45,124    4,626    10.25%       39,951    4,396    11.00%
                                     _______  _______                 ______    _____                 ______   ______
         Total Earning Assets         93,047    7,388     7.94%       78,750    6,371     8.09%       75,432    6,683     8.86%
     Allowance for Loan and
       Lease Losses                     (836)                           (824)                           (903)
     Nonearning Assets                 9,336                           8,556                           7,767
                                     _______                          ______                          ______
         Total Assets               $101,547                         $86,482                         $82,296
                                     =======                          ======                          ======
LIABILITIES AND
  STOCKHOLDERS' EQUITY
         NOW, Money Market, and
           Savings                    32,030      680     2.12%       25,995      600     2.31%       25,546      792     3.10%
         Certificates of
           Deposits                   34,134    1,200     3.52%       32,355    1,130     3.49%       34,377    1,539     4.48%
                                     _______  _______                 ______    _____                 ______   ______
     Total Interest Bearing
     Deposits                         66,164    1,880     2.84%       58,350    1,730     2.96%       59,923    2,331     3.89%
       Federal Funds Purchased
         and Securities Sold
         Under Agreements to
         Repurchase                      978       39     3.99%          582       14     2.41%          499       16     3.21%
       Notes Payable                     630       57     9.05%          931       60     6.40%          971       64     6.59%
                                     _______  _______                 ______    _____                 ______   ______
     Total Interest
       Bearing Liabilities           $67,772   $1,976     2.92%      $59,863   $1,804     3.01%      $61,393   $2,411     3.93%

     Demand Deposits                  28,000                          22,116                          17,744
     Other Liabilities                   332                             236                             272
     Stockholders' Equity              5,443                           4,267                           2,887
                                     _______                          ______
     Total Liabilites and
       Stockholders' Equity         $101,547                         $86,482                         $82,296
                                    ========                          ======                          ======

NET INTEREST INCOME AND
  NET INTEREST SPREAD                          $5,412     5.02%                $4,567     5.08%                $4,272     4.93%
                                               ======                           =====                          ======
NET YIELD ON EARNING ASSETS                               5.81%                           5.80%                           5.66%


<FN1>  Securities classified as held for sale are included in average balances and interest income figures reflect interest earned on such securities.

<FN2>  Interest and yields on tax exempt obligations are shown on a tax equivalent basis using a 34% tax rate.

<FN3>  Interest income includes loan fees of $324,757 for 1994, $264,321 for
       1993, and $230,839 for 1992. Nonaccrual loans are included in average balances and income on such loans is recognized on a cash basis.


          Throughout 1992, 1993 and 1994, MidSouth continued to improve the mix of average earning assets as average loan volume increased from 53% to 57% to 60% of average earning assets, respectively. This trend reflects increased quality loan demand and management's commitment to offer competitive loan products while maintaining conservative credit criteria.

          In 1993, the average rate paid on interest-bearing deposits decreased 93 basis points to 2.96% from 3.89% in 1992. A further decrease of 12 basis points in 1994 lowered the average rate paid to 2.84%. However, a 13.4% increase in the average volume of interest-bearing deposits in 1994 resulted in a 10% increase in interest expense for the year. MidSouth continued to strengthen its non-interest bearing deposit base during 1994, with 29.7% of average total deposits in non-interest bearing demand. These demand accounts represented 27.5% and 22.8% of average total deposits in 1993 and 1992, respectively.

          These changes in MidSouth's earning assets and interest-bearing liabilities combined with changes in interest rates resulted in net yields on average earning assets of 5.81% for 1994, as compared to 5.80% for 1993 and 4.93% for 1992.

           Non-Interest Income

          Excluding Securities Transactions. Service charges and fees on deposit accounts represent the primary source of non-interest income for MidSouth. Income from service charges and nonsufficient funds fees increased $134,357 in 1994 and $140,591 in 1993 primarily due to an increase in the number of transaction accounts serviced by MidSouth. The total number of transaction accounts increased from 6,041 in 1992 to 6,826 in 1993 and to 7,394 at year-end 1994. Non-interest income resulting from other charges and fees increased $126,701 in 1994 as compared to a 1993 increase of $26,221. Increases of $37,510 in fees earned through the sale of credit life insurance, $31,800 in lease income on the former Pinhook Branch building, $24,490 in check order fees and $15,000 in lease income from a third party offering investment services to customers contributed to the increased non-interest income for 1994.

          Securities Transactions. Rising rates and falling market prices greatly impacted activity within the securities portfolio during 1994. Net gains on sales of securities decreased $209,288 from 1993 to 1994 primarily due to limited sales activity within the securities portfolio. In 1993, MidSouth realized gains on sales of several fixed rate mortgage-backed securities and on U.S. Treasury notes with remaining maturities of six months to nine months. Also, in September of 1993, MidSouth sold a security for $152,350 that had previously been partially written down to $100,000, resulting in a recovery of $52,350 on the security.

          Non-interest Expense

          Total non-interest expense increased 4.92% from 1993 to 1994 and 13.33% from 1992 to 1993. The increase in 1994 resulted primarily from increases in salaries and employee benefits, occupancy expenses and marketing expenses.

          Salaries and employee benefits increased 10.80% from 1993 to 1994 compared to an increase of 13.60% from 1992 to 1993. The increase in 1994 resulted primarily from increases in incentive compensation awarded to officers and employees of the Bank and from an increase in the number of full-time equivalent employees from 76 in 1993 to 81 in 1994. The increase in 1993 was due primarily to the introduction of an officer incentive program, salary adjustments effective January 1, 1993, and to the hiring of three additional commercial lenders during the first half of 1993.

          Occupancy expenses increased 19.45% from 1993 to 1994 as a result of increases in building lease expense, depreciation and maintenance expenses associated with furniture and equipment, and ad valorem taxes. Building lease expense increased primarily due to an increase provided for in the lease agreement on the corporate office location. In November of 1994, MidSouth leased additional space and remodeled the corporate office location to provide for additional office space and a training facility. As a result, building lease expense and depreciation expense related to leasehold improvements are expected to increase in 1995.
          Other projects completed during 1994 that are expected to increase occupancy expense in 1995 included the installation of a local area personal computer network (a "Novell" network) at the corporate office and renovation of the Breaux Bridge branch facility.

          Fixed asset additions resulting in increased occupancy expenses in 1993 included additional drive-in lanes and automated teller machines. Also, the installation of an automated system for the processing of new accounts resulted in the purchase of additional computer hardware and software during the second quarter of 1993.

          During the third quarter of 1993, MidSouth contracted with an accounting and consulting firm to perform an information systems review. The review resulted in a five year technology plan to improve information systems and product offerings. As proposed in the plan, MidSouth purchased in 1994 a Novell network system and in 1995 will purchase a new data processing hardware system and software package to be installed during the third quarter of 1995. As a result, management expects data processing expenses to increase in 1995.


Table 2 -- Interest Differentials (in thousands)
_____________________________________________________________________________

                                                 1994 OVER 1993                               1993 OVER 1992
                                _________________________________________________  _______________________________________________
                                                                                                                        Change
                                  Total                                Change         Total                           Attributable
                                 Increase  Change Attributable To  Attributable to  Increase  Change Attributable To      to
                                (Decrease)   Volume      Rates      Volume/Rates   (Decrease)  Volume        Rates    Volume/Rates
                                _________  __________  __________  _______________ _________  ________      ________  ____________
Interest Earning Assets:
     Interest Bearing Deposits         4           -           -           4               (1)          -          (1)         -
     Investment Securities
        Taxable                      175         280         (89)        (16)            (571)       (231)       (379)        39
        Tax Exempt                    (7)         (6)         (4)          3               (5)         (3)         (1)        (1)
     Federal Funds Sold and
       Securities Purchased
       Under Agreement to Resell       8         (35)         57         (14)              35          50         (10)        (5)
     Loans, including fees           834       1,074        (195)        (45)             230         569        (300)       (39)
                                _________   _________   _________   _________        _________  _________    _________  _________
     TOTAL                         1,014       1,313        (231)        (68)            (312)        385        (691)        (6)
                                _________   _________   _________   _________        _________  _________    _________  _________
Interest Bearing Liabilities:
     Interest Bearing Deposits       150         232         (72)        (10)            (601)        (61)       (557)        17
     Federal Funds Purchased
       and Securities Sold
       Under Agreement to
       Repurchase                     25          10           9           6               (2)          3          (5)         -
     Notes Payable                    (3)        (20)         24          (7)              (4)         (3)         (1)         -
                                _________   _________   _________   _________        _________   _________   _________  _________
     TOTAL                           172         222         (39)        (11)            (607)        (61)       (563)        17
                                _________   _________   _________   _________        _________   _________   _________  _________
Net Interest Income Before
  Allocation of Rates/Volume         842       1,091        (192)        (57)              295        446        (128)       (23)
Allocation of Rates/Volume             -         (65)          8          57                 -        (28)          5         23
                                _________   _________   _________   _________        _________   _________   _________  _________
     CHANGES IN NET INTEREST
       INCOME                       $842      $1,026       ($184)         $0              $295       $418       ($123)        $0
                                =========   =========   =========   =========        =========   =========   =========  =========


NOTE: Changes in interest income are presented on a tax-equivalent basis. The changes in interest due to both volume and rate have been allocated proportionally between volume and rate. In addition, nonaccrual loans and leases are included.


          While MidSouth's rate for FDIC premiums was lowered on July 1, 1993 due to an improvement in risk classification, the premiums increased slightly from 1993 to 1994 due to the increase in total deposits. FDIC premiums increased $34,777 from 1992 to 1993 due to an increase in the assessment rate for that year.

          Professional fees consist of legal, accounting and regulatory fees. In 1994, professional fees decreased $41,986 primarily due to non-recurring costs during the third quarter of 1993 associated with the listing of MidSouth's common stock and with registration under the securities laws of the common stock underlying existing warrants. Net of these non-recurring costs, minimal increases were reported in professional fees in 1994.

          Marketing expenses increased $30,131from 1993 to 1994 due to expenses related to the quality service program and increased newspaper and billboard advertisement. The increase from 1992 to 1993 of $71,694 resulted from costs associated with a loan promotion, billboard advertisement for Saturday banking, production costs for television advertising and an increase in community donations.

          Decreases of $68,349 and $48,140 were reported in net expenses on Other Real Estate Owned (OREO) for 1994 and 1993, respectively. The decrease in 1994 resulted from disposal of high maintenance properties during 1993 and a reduction in collection costs on related loans. The decrease in 1993 resulted primarily from a reduction in losses on sales of OREO. Losses on sales totalled $47,031 in 1992 as compared to $5,444 in 1993.

          Income Taxes

          With the exception of the impact of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") in 1993, MidSouth's tax expense has been consistent at a rate of approximately 34% for the three years ended December 31, 1994. Note 1 and Note 10 to MidSouth's Consolidated Financial Statements provide additional information regarding the adoption of SFAS 109 and MidSouth's income tax considerations.

          BALANCE SHEET ANALYSIS

          Securities

          MidSouth's securities portfolio (including both held for maturity and available for sale securities) decreased $2.9 million from year-end 1993 to year-end 1994, although the average volume of securities for 1994 was $5.1 million more than in 1993. In contrast, the securities portfolio increased $4.0 million from year-end 1992 to year-end 1993, while the average volume of securities for 1993 was $3.5 million less than in 1992. The increase in average volume for 1994 resulted primarily from purchases made in December of 1993 of $2.0 million in mutual funds and $2.4 million in mortgage-backed securities. The decrease in average volume of securities for 1993 was due to an increased volume of prepayments on mortgage-backed securities combined with maturities and calls. During 1993 and 1994, cash flows from principal payments on mortgage-backed securities, maturities and calls were invested primarily in higher-yielding loans. The decrease in total securities held as of December 31, 1994 resulted from minimal purchase activity in the portfolio and a decrease in the market value of the available for sale portfolio due to rising interest rates.

          As of December 31, 1993, all securities were designated available for sale with a net unrealized gain of $445,000 and related deferred tax liability of $151,300. During 1994, treasury bills purchased by MidSouth and $250,000 in City of Breaux Bridge municipals purchased by the Bank were designated held to maturity. As of December 31, 1994, securities available for sale were recorded at an unrealized loss of $1,403,000. While the net unrealized loss on securities available for sale is required to be reflected as a reduction of reported stockholders' equity, it does not affect operating results. In addition, the Office of the Comptroller of the Currency ("OCC") has ruled that unrealized gains or losses have no effect on the Bank's regulatory capital ratios. Management has no intent to sell any of its securities held in the available for sale portfolio in 1995 that would result in significiant loss and adversely affect earnings.

          Other than U.S. Treasury or agency securities, MidSouth held three collaterized mortgage obligations ("CMO's") in the available for sale category with book values in excess of 10% of stockholders' equity at December 31, 1994: a Chase Mortgage Finance Corp 1993H IIA-3 with a book value of $2,093,179 (market value of $1,973,738), a GE Capital Mortgage Services, Inc. 1993-14 A4 with a book value of $2,012,836 (market value of $1,776,860), and a GE Capital Mortgage Services REMIC 93-19 CL A4 with a book value of $999,375 (market value of $873,120). All three CMO's are Aaa rated and are not considered "high-risk" securities under the Federal Financial Institutions Examination Council ("FFIEC") tests. MidSouth does not own any "high-risk" securities as defined by the FFIEC.

          Average balances of federal funds sold totaled $3.4 million, $5.0 million, and $3.7 million for the three years ended December 31, 1994. Deposits received through a deposit incentive program during the fourth quarter of 1993 resulted in the increased volume in federal funds sold for that year.

          Loan Portfolio

          MidSouth experienced substantial loan growth for the years ended December 31, 1993 and 1994. Total loans grew from $40,374,221 at year-end 1992 to $49,786,123 at year-end 1993 and to $60,432,275 at year-end 1994. Of the $10.6 million increase in 1994, approximately $6.8 million represents growth in the commercial and real estate loan portfolios. Commercial loan growth was stimulated by construction and expansion in the market area. MidSouth utilized the Small Business Administration ("SBA") 504 program to lessen the risk of a decline in future real estate values. The SBA 504 program allows the Bank to finance 50% of a project with a first lien position rather than the usual 80%.
          The SBA funds a portion of the project, taking a second lien position. This position allows for a higher quality commercial real estate portfolio for the Bank.

          Growth in the commercial portfolio during 1994 also included $784,779 funded through the Business Manager program introduced in December of 1993. The Business Manager program provides MidSouth's business customers with an accounts receivable system through which the Bank purchases the customers' accounts receivables on a discounted basis and handles all accounting, billing, and collection of the receivables.

          MidSouth also experienced substantial growth in the commercial loan portfolio during 1993.
          A total of $6.3 million of the $9.4 million increase in loans from 1992 to 1993 occurred in the commercial portfolio. The growth resulted primarily from the efforts of three experienced commercial loan officers hired during the first half of 1993, who were able to transfer previously managed relationships from other financial institutions.

          MidSouth's installment loans to individuals experienced growth of $3.0 million in 1994. The majority of the growth occurred in the first six months of 1994 due to strong loan demand and a loan promotion that targeted MidSouth's consumer market. The growth consisted primarily of automobile loans and loans secured by second mortgages. From 1992 to 1993, the average volume of installment loans remained substantially the same.

          Activity in the commercial lease financing portfolio increased during 1994 as the quantity and quality of lease paper presented
          by the leasing companies improved.   As a result, the portfolio
          recorded an increase of $861,041 for the year-ended December 31,
          1994.   Activity had slowed during 1993 due to a decline in the
          quality of leasing paper.

          Asset Quality

          Credit Risk Management. MidSouth manages its credit risk by diversifying its loan portfolio, determining that borrowers have adequate cash flows for loan repayment, obtaining and monitoring collateral and continuously reviewing outstanding loans. The risk management program requires that each individual loan officer review his or her portfolio on a quarterly basis and recommend credit gradings on each loan. The senior loan officer and loan review officer review the gradings. In addition, the loan review officer performs an independent evaluation annually of each commercial loan officer's portfolio and a random sampling of credits in MidSouth's installment loan portfolio.

          In addition to the internal reviews of the loan portfolio, U. S. Banking Alliance, a bank consulting firm performs an annual review of the loan portfolio.

          Nonperforming Assets. Table 3 contains information about MidSouth's nonperforming assets and loans past due 90 days or more and still accruing.

          Nonperforming assets totalled $448,043 at December 31, 1994, a 32% decrease from $661,069 at December 31, 1993. The decrease in nonperforming assets resulted primarily from continued improvement in asset quality and the sale of three parcels of other real estate owned ("OREO").

          Nonaccrual loans decreased $108,440, from $353,240 at December 31, 1993 to $244,800 at December 31, 1994. Loans to commercial borrowers are placed on nonaccrual when principal or interest is 90 days past due, or sooner if the full collectability of principal or interest is doubtful, except if the underlying collateral supports both the principal and accrued interest and the loan is in the process of collection. Retail loans that
          become 120 days past due are routinely charged off.   Loans
          classified for regulatory purposes but included in Table 3 do not represent material credits about which management has serious doubts as to the ability of the borrower to comply with the loan repayment terms.

          Allowance for Loan and Lease Losses. Provision expense decreased during the three years ended December 31, 1994. Provisions totalling $210,000, $306,500, and $365,000 for the years 1994,
          1993 and 1992, respectively, were necessary to bring the ALLL to a level considered by management to be sufficient to cover potential losses in the loan portfolio.



                         TABLE 3
      Nonperforming Assets and Loans Past Due 90 Days
__________________________________________________________________________


                            December 31,     December 31,
                            _____________________________
                                1994             1993
                            ____________      ___________
Nonperforming loans
   Nonaccrual loans            $244,800         $353,240
   Restructured loans             4,893            6,258
                               ________         ________
Total nonperforming loans       249,693          359,498

Other real estate owned         198,350          297,071
Other assets repossessed              -            4,500
                               ________         ________
Total nonperforming assets     $448,043         $661,069
                               ========         ========
Loans past due 90 days
or more and still accruing      104,060          135,512

Nonperforming loans as a
% of total loans                   0.41%            0.72%

Nonperforming assets as a
% of total loans, other real
estate owned and other assets
repossessed                        0.74%            1.32%

ALLL as a % of nonperforming     350.00%          229.30%
Loans


          Improved trends in loan loss experience and the volume of past due and nonaccrual loans have decreased the amount of provisions necessary to achieve sufficient ALLL levels. Table 4 analyzes activity in the ALLL for 1993 and 1994.

          Quarterly evaluations of the ALLL are performed in accordance with Section 217 of the OCC's manual and Banking Circular 201. Factors considered in determining provisions include estimated future losses in significant credits; known deterioration in concentrations of credit; historical loss experience; trends in nonperforming assets; volume, maturity and composition of the loan portfolio; off balance sheet credit risk; lending policies and control systems; national and local economic conditions; the experience, ability and depth of lending management and the results of examinations of the loan portfolio by regulatory agencies and others. The process by which management determines the appropriate level of the ALLL, and the corresponding provision for possible credit losses, involves considerable judgment; therefore, no assurance can be given that future losses will not vary from current estimates.


Table 4 -- Summary of Loan Loss Experience (in thousands)
____________________________________________________________________________


                                                          1994              1993
                                                      _________         _________
Balance at Beginning of Year                              $824              $837

Charge-offs
   Commercial, Financial, and Agricultural                  93               290
   Real Estate - Construction                                -                 -
   Real Estate - Mortgage                                    -               107
   Installment Loans to Individuals                        212               131
   Other                                                     -                 -
   Lease Financing Receivables                              21                 -
                                                      _________         _________
        Total Charge-offs                                  326               528
                                                      _________         _________
Recoveries
   Commercial, Financial and Agricultural                   26                91
   Real Estate - Construction                                -                 -
   Real Estate - Mortgage                                   58                11
   Installment Loans to Individuals                         82               107
   Other                                                     -                 -
   Lease Financing Receivables                               -                 -
                                                      _________         _________
        Total Recoveries                                   166               209
                                                      _________         _________
Net Charge-Offs                                            160               319
Additions to allowance charged to
   operating expense                                       210               306
                                                      _________         _________
Balance at end of year                                    $874              $824
                                                      =========         =========
Ratios
   Net charge-offs to average loans                       0.29%             0.71%

   Balance in allowance at year-end to
      outstanding loans at year-end                       1.45%             1.66%



Refer to "Balance Sheet Analysis -- Asset Quality -- Allowance for Loan and Lease Losses" for a description of the factors which influence management's judgement in determining the amount of the provisions to the allowance.



Allowance for                          % of category                       % of category
Loan Loss Reserve              1994    to total loans              1993    to total loans
_________________              ______________________              ______________________
Commercial, Financial, and     $105        41.58%                  $135        39.34%
   Agricultural
Real Estate - Construction        -         2.10%                     -         2.55%
Real Estate - Mortgage            -        27.88%                    30        32.19%
Installment Loans to
   Individuals                    -        24.19%                    15        22.55%
Other                             -         0.19%                     -         0.11%
Lease Financing Receivables       -         4.06%                     -         3.26%
Unallocated                     769                                 644
                               ____       _______                  ____       _______
                               $874       100.00%                  $824       100.00%
                               ====                                ====




          Sources of Funds

          Deposits.  MidSouth's deposits grew $6.1 million, from $90.4
          million at year-end 1993 to $96.5 million at year-end 1994.   The
          increase resulted primarily from deposits that accompanied new loan relationships and the continued efforts by management to reinforce quality customer service through on-going training of personnel. Substantial deposits from transferred loan relationships also contributed to the increase in deposits for the year-end 1993 as compared to year-end 1992. These deposits, combined with those resulting from a deposit incentive program held during the fourth quarter of 1993, contributed to an increase of $10.2 million in 1993.

          As reflected in Table 1, for the three years ended December 31, 1994, MidSouth continued the trend of improvement in the mix of deposits. The average volume of Certificates of Deposit decreased in the three year period, while NOW, Money Market and Savings and non-interest bearing deposits increased. The mix of deposits reflects MidSouth's practice of offering lower rates on Certificates of Deposits, while maintaining competitive rates on NOW, Money Market and Savings accounts.

          Core deposits, defined as all deposits other than time deposits of $100,000 or more, averaged $66.9 million, $70.3 million and $83.9 million for the three years ended 1992, 1993 and 1994, respectively. The percentage of average core deposits to average total deposits was 86.1%, 87.4% and 89.1% for the same periods, respectively.

          The average volume of time deposits of $100,000 or more reflected low volatility with averages of $10.8 million in 1992 and $10.2 million in both 1993 and 1994. MidSouth has no brokered deposits. Although time deposits of $100,000 can exhibit greater volatility due to changes in interest rates and other factors than do core deposits, management believes that any volatility experienced could be adequately met with current levels of asset liquidity or access to alternate funding sources. Additional information on MidSouth's deposits appears in Note 6 to MidSouth's Consolidated Financial Statements.


          Borrowed Funds. As of December 31, 1993, MidSouth maintained two repurchase agreements totalling $758,675. During 1994, funds representing one of the agreements were withdrawn, leaving a balance at December 31, 1994 of $301,730 in the remaining repurchase agreement. Long term borrowings included a note payable to a financial institution with a remaining principal balance of $578,980 at December 31, 1994. Also included in long term borrowings is a note payable by the MidSouth Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP") to an unaffiliated bank, with a principal balance at December 31, 1994 of $73,021. Additionally, $544,916 in funds borrowed from the Federal Home Loan Bank of Dallas (the "FHLB") are recorded as long term borrowings for the period ended December 31, 1994. Additional information regarding the notes payable is provided in Note 7 to MidSouth's Consolidated Financial Statements.

          In December 1994, the ESOP renewed its note payable at a fixed rate of 9.50% payable in monthly installments of $2,200 with payment in full due on December 10, 1995. The ESOP has pledged approximately 44,317 shares of MidSouth Common Stock to secure the loan. The ESOP obligation is included in MidSouth's notes payable, with a corresponding reduction of stockholders' equity, because the primary source of loan repayment is contributions by the Bank to the ESOP; however, the loan is not guaranteed by either the Bank or MidSouth.

          During 1994, the Bank used its membership in the FHLB to match
          borrowed funds with several mortgage loan fundings.   The
          borrowings range from five to seven years in maturity. The average rate paid on the borrowed funds is 6.80%. The Bank received approval to become a member of the FHLB in September of 1993, but no funds were borrowed during 1993.

          Capital. Substantial earnings for 1994 improved capital ratios for MidSouth and the Bank. As of December 31, 1994, Tier 1 capital to average adjusted assets (the "leverage ratio") was 6.45% as compared to 5.94% at December 31, 1993. Tier 1 capital to risk weighted assets was 10.95% and 10.56% for 1994 and 1993, respectively. Total capital to risk weighted assets was 12.20% and 11.81%, respectively, for the same periods. All ratios were above the minimums required by federal regulations.

          The Federal Deposit Insurance Corporation Improvement Act of 1991 established a capital-based supervisory system for all insured depository institutions that imposes increasing restrictions on the institution as its capital deteriorates. In December 1993, the Bank's classification improved to "well capitalized" as a result of the termination of a written agreement with the OCC. The Bank continued to be classified as "well capitalized" throughout 1994 and also improved its supervisory subgroup rating. No significant restrictions are placed on the Bank as a result of this classification.

          As discussed under the heading "Balance Sheet Analysis - Securities," $1,403,000 in unrealized losses on securities available for sale net of a deferred tax asset of $477,000 were recorded as a reduction of stockholders' equity as of December
          31, 1994.   In contrast, $445,000 in unrealized gains on
          securities available for sale net of a deferred tax liability of $151,300 were recorded as an increase in stockholders' equity as of December 31, 1993. While the net unrealized gain or loss on securities available for sale is required to be reported as a separate component of stockholders' equity, it does not affect operating results or regulatory capital ratios. The net unrealized losses reported for December 31, 1994 did, however, have an adverse effect on MidSouth's equity to assets ratio for financial reporting purposes, which declined from 5.60% for 1993 to 5.17% for 1994.

          Interest Rate Sensitivity. Interest rate sensitivity is the sensitivity of net interest income to changes in market rates of interest. The initial step in the process of monitoring MidSouth's interest rate sensitivity involves the preparation of a basic "gap" analysis of earning assets and interest-bearing liabilities as seen in Table 5. The analysis presents differences in the repricing and maturity characteristics of earning assets and interest-bearing liabilities for selected time periods.

          With the exception of NOW, Money Market and Savings deposits, the table presents fixed rate earning assets and interest-bearing liabilities on a contractual basis. Variable rate instruments are presented according to MidSouth's ability to reprice the instruments. While NOW, Money Market and Savings deposits are contractually due on demand, historically, MidSouth has experienced stability in these deposits despite changes in market rates. Presentation of these deposits in the table, therefore, reflects delayed repricing throughout a twelve-month period.

          Estimated cash flows from payments received on loans and mortgage-backed securities are presented on the management adjustment line. Management believes the estimated cash flows represent a material volume of funds available for repricing, and therefore, the management adjusted gap more accurately represents MidSouth's interest rate sensitivity position. The resulting cumulative management adjusted gap at one year is approximately ($1,258,000), which indicates MidSouth's earning assets and interest-bearing liabilities are slightly mismatched at December 31, 1994. However, the ratio of the cumulative management adjusted gap to total assets of (1.21%) is well within MidSouth's policy guidelines. In this position, theoretically, changes in market rates would have little impact on MidSouth's earnings. Since conditions change on a daily basis, however, these conclusions may not be indicative of future results.


Table 5 -- Interest Rate Sensitivity Table December 31, 1993 (in thousands)
______________________________________________________________________________

                                                                                        Non-interest
                                     <3MOS     3MOS-6MOS  6MOS-12MOS  1 - 5YRS  > 5YRS    Bearing      Total
                                    ________   _________  __________  ________  ______  ____________  _______
         ASSETS
         Interest Bearing Deposits    $   48                                                          $    48
         Fed Funds Sold                1,700                                                            1,700
         Investments
           Mutual Funds                                                          1,863                  1,863
           Fixed Rate                  2,822         803     1,257      7,047    6,328                 18,257
           Variable Rate               4,857                 5,619      1,144                          11,620
         Loans
           Fixed Rate                  2,499       2,998     2,168     30,447    3,925                 42,037
           Variable Rate              18,395                                                           18,395
         Other Assets                                                                     10,920       10,920
         Allowance for
           Loan and Lease Losses                                                            (874)        (874)
                                    __________________________________________________________________________
         Total Assets                $30,321      $3,801    $9,044    $38,638   $12,116  $10,046     $103,966
                                    ___________________________________________________________________________

         LIABILITIES

         Fed Funds Purchased
         Repurchase Agreement           $302                                                             $302
         NOW                                                 9,998                                      9,998
         MMDA                          8,401       8,401                                               16,802
         Savings                                             4,554                                      4,554
         CD'S                         12,467       8,236     7,665      5,732                          34,100
         Demand Deposits                                                                  31,036       31,036
         Other Liabilities                                                159     1,037      605        1,801
         Stockholders' Equity                                                              5,373        5,373
                                    __________________________________________________________________________

         Total Liabilities           $21,170     $16,637   $22,217     $ 5,891   $1,037  $37,014     $103,966
                                    __________________________________________________________________________

         Gap                           9,151     (12,836)  (13,173)     32,747   11,079  (26,968)

         Cumulative Gap                9,151      (3,685)  (16,858)     15,889   26,968        0
                                     =======     =======   =======      ======   ======  =======
         Cumulative Gap/
           Total Assets                 8.80%     (3.54%)  (16.21%)     15.28%    25.94%
                                    __________________________________________________________________________
         Management Adjustment         3,900      3,900      7,800     (15,600)

         Cumulative Management
           Adjusted Gap              $13,051     $4,115    $(1,258)    $15,889  $26,968    $   0

         Cumulative Management
           Adjusted Gap/
           Total Assets                12.55%      3.96%    (1.21%)      15.28%   25.94%



          During 1994, MidSouth continued to use a correspondent bank to provide the Sendero model program of asset and liability management. The Sendero program uses the basis gap data in Table 5 and additional information regarding rates and payment characteristics to perform three simulation tests. The tests use market data to perform rate shock, rate cycle and rate forecast simulations to measure the impact of changes in interest rates, the yield curve and interest rate forecasts on MidSouth's net interest income and market value of portfolio equity. Results of the simulations are reviewed and discussed at MidSouth's quarterly Funds Management Committee meetings.

          MidSouth does not invest in derivatives and has none in its securities portfolio.

          Liquidity

          Bank Liquidity. Liquidity is the availability of funds to meet contractual obligations as they become due and to fund operations. The Bank's primary liquidity needs involve its ability to accomodate customers demands for deposit withdrawals as well as their requests for credit. Liquidity is deemed adequate when sufficient cash to meet these needs can be promptly raised at a reasonable cost to the Bank.

          Liquidity is provided primarily by two sources: a stable base of funding sources and an adequate level of assets that can be readily converted into cash. MidSouth's core deposits are its most stable and important source of funding. Further, the low variability of the core deposit base lessens the need for liquidity. Cash deposits at other banks, federal funds sold and principal payments received on loans and mortgage-backed securities provide the primary sources of asset liquidity for the Bank.

          In addition to these primary sources, the Bank has certain other sources available to meet the demand for funds if necessary. Approximately $5.7 million in securities maturing within twelve months provides an additional source of liquidity. These securities could be liquidated if necessary prior to maturity. Membership in the FHLB provides a substantial source of secondary liquidity . The FHLB provides safekeeping services for approximately $15 million of the Bank's mortgage-backed securities. The Bank has the ability to borrow overnight funds from the FHLB up to the amount of mortgage-backed securities held in safekeeping.

          Parent Company Liquidity. At the parent company level, cash is needed primarily to service outstanding debt. The parent company has a note payable to a financial institution, the terms of which are described in Note 7 to MidSouth's Consolidated Financial Statements. Funds to meet payments on the note come primarily from the sale of MidSouth's common stock to the Directors' Deferred Compensation Trust and to the ESOP and from funds received from the Bank under a tax sharing agreement with the parent company. Funds received from these sources and from other sources are expected to be sufficient to meet debt service obligations throughout 1995. Earnings of the Bank in 1994 have eliminated the Bank's accumulated retained earnings deficit reported at December 31, 1993. Therefore, at January 1, 1995, the Bank could declare dividends to the parent company of up to approximately $1.1 million without prior approval from its primary regulator. The dividends could provide additional liquidity for the parent company if needed to service debt obligations.

          Dividends. The primary source of cash dividends on MidSouth's common stock is distributions from the Bank. As stated above under "Parent Company Liquidity", earnings recorded for 1994 eliminated an accumulated retained earnings deficit, thereby giving the Bank the ability to declare dividends to the parent company without prior approval of its primary regulator.
          However, the Bank's ability to pay dividends would be prohibited if the result would cause the Bank's regulatory capital to fall below minimum requirements. In addition, MidSouth's agreement with its lender provides that, without the lender's consent, the Bank may not pay dividends or distributions (except, generally, for the purpose of making payments on the loan) and MidSouth may not pay dividends or distributions to its shareholders.

          With the announcement on December 29, 1994 of an agreement to acquire Sugarland State Bank, MidSouth also announced that its Board of Directors would delay consideration of paying dividends in 1995 until after the completion of the acquisition. Additionally, cash dividends would be subject to payment of dividends on the preferred stock to be issued in conjunction with the acquisition of Sugarland State Bank.

          On February 18, 1994, MidSouth paid a 5% common stock dividend to shareholders of record on February 4, 1994. The dividend increased MidSouth's common stock outstanding at the time from 670,638 shares to 705,327 shares.

INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors
 of MidSouth Bancorp, Inc.
Lafayette, Louisiana

We have audited the accompanying consolidated statements of condition of MidSouth Bancorp, Inc. and its subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MidSouth Bancorp, Inc. and subsidiary at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1993 MidSouth Bancorp, Inc. changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, and changed its method of accounting for securities to conform with Statement of Financial Accounting Standards No. 115.



DELOITTE & TOUCHE LLP
New Orleans, Louisiana
January 27, 1995

CONSOLIDATED STATEMENTS OF CONDITION
DECEMBER 31, 1994 AND 1993

_______________________________________________________________________________________________


ASSETS                                                          1994           1993
Cash and due from banks                                      $6,941,989     $4,964,078
Federal funds sold                                            1,700,000      5,500,000
                                                             __________     __________
      Total cash and cash equivalents                         8,641,989     10,464,078

Interest-bearing deposits in banks                               48,422          1,033
Securities available-for-sale at fair value
  (cost of $32,909,276 in 1994 and $34,218,033
  in 1993)                                                   31,369,476     34,663,033
Investment securities (estimated market value of
  $372,274 in 1994)                                             370,946              -
Loans, net of allowance for loan losses of
  $873,934 in 1994 and $824,329 in 1993                      59,558,341     48,961,794
Premises and equipment, net                                   2,117,512      2,042,484
Other real estate owned, net                                    198,350        297,071
Accrued interest receivable                                     695,604        601,510
Goodwill, net                                                   191,691        216,426
Other assets                                                    773,629        448,083
                                                             __________     __________
      Total assets                                         $103,965,960    $97,695,512
                                                            ===========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
  Non-interest bearing                                      $31,035,865    $27,677,336
  Interest bearing                                           65,454,490     62,734,610
                                                             __________     __________
      Total deposits                                         96,490,355     90,411,946

Securities sold under repurchase agreements                     301,730        758,675
Accrued interest payable                                        191,366        147,168
Notes payable                                                 1,195,917        786,164
Other liabilities                                               413,246        122,893
                                                             __________     __________
      Total liabilities                                      98,592,614     92,226,846
                                                             __________     __________
Commitments and Contingencies                                         -              -

Stockholders' equity:
  Preferred stock, no par value, 5,000,000 authorized,
    none issued and outstanding                                       -              -
  Common stock, $.10 par value, 5,000,000 shares
    authorized; 713,988 and 670,638 issued and
    outstanding at December 31, 1994 and 1993,
    respectively                                                 71,399         67,064
  Surplus                                                     6,144,070      5,738,665
  Unearned ESOP shares                                          (73,021)       (92,891)
  Unrealized (losses) gains on securities
    available-for-sale, net of deferred taxes
    of $477,000 in 1994 and $151,300 in 1993                 (1,062,800)       293,700
  Retained earnings (deficit)                                   293,698       (537,872)
                                                             __________     __________
      Total stockholders' equity                              5,373,346      5,468,666
                                                             __________     __________
                                                           $103,965,960    $97,695,512
                                                            ===========     ==========
See notes to consolidated financial statements.

MIDSOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

_______________________________________________________________________________________________________

                                                       1994                1993                1992
INTEREST INCOME:
  Loans, including fees                            $5,463,501          $4,625,993          $4,395,729
  Investment securities                             1,782,504           1,603,668           2,178,342
  Federal funds sold                                  142,473             139,386             104,255
                                                    _________           _________           _________
      Total interest income                         7,388,478           6,369,047           6,678,326
                                                    _________           _________           _________
INTEREST EXPENSE:
  Deposits                                          1,924,906           1,744,394           2,346,689
  Notes payable                                        51,195              59,540              64,539
                                                    _________           _________           _________
      Total interest expense                        1,976,101           1,803,934           2,411,228
                                                    _________           _________           _________
NET INTEREST INCOME                                 5,412,377           4,565,113           4,267,098

PROVISION FOR LOAN LOSSES                             210,000             306,500             365,000
                                                    _________           _________           _________
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                         5,202,377           4,258,613           3,902,098
                                                    _________           _________           _________
NONINTEREST INCOME:
  Service charges on deposit accounts               1,015,529             881,172             740,581
  Gains on investment securities, net                   1,178             210,466              61,850
  Other charges and fees                              406,187             279,486             305,707
                                                    _________           _________           _________
                                                    1,422,894           1,371,124           1,108,138
                                                    _________           _________           _________
NONINTEREST EXPENSES:
  Salaries and employee benefits                    2,242,892           2,024,335           1,781,970
  Occupancy expense                                   822,615             688,661             611,036
  Professional fees                                   218,287             260,273             201,298
  FDIC assessments                                    209,508             208,656             173,879
  Marketing expenses                                  207,295             177,164             105,470
  General and bond insurance                          109,674             121,529             148,403
  Data processing                                     108,572             104,077             144,789
  Postage                                             104,365              93,922              83,124
  Director fees                                        95,509              79,960              63,101
  Education and travel                                 91,896              93,644              67,839
  Printing and supplies                               113,526              91,824              36,421
  Telephone                                            94,985              86,385              85,456
  Expenses on other real estate owned, net             22,500              90,849             138,989
  Other                                               440,506             532,024             463,864
                                                    _________           _________           _________
                                                    4,882,130           4,653,303           4,105,639
                                                    _________           _________           _________
INCOME BEFORE INCOME TAXES,
  EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                 1,743,141             976,434             904,597

PROVISION FOR INCOME TAXES                            601,500             331,500             311,500
                                                    _________           _________           _________
INCOME BEFORE EXTRAORDINARY
  ITEM AND CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE                              1,141,641             644,934             593,097



MIDSOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

__________________________________________________________________________________________________________

                                                        1994                1993                1992

EXTRAORDINARY ITEM - utilization of net
  operating loss carryforward                               -                   -             311,500

CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE FOR INCOME TAXES                                   -             600,000                   -
                                                    _________           _________          __________
NET INCOME                                         $1,141,641          $1,244,934            $904,597
                                                    =========           =========          ==========
EARNINGS PER COMMON SHARE:
  Before extraordinary item and cumulative
    effect of accounting change                         $1.61               $1.00               $0.96
  Extraordinary item                                        -                   -                 .50
  Cumulative effect of accounting change                    -                 .93                   -
                                                    _________           _________          __________
  Net income                                            $1.61               $1.93               $1.46
                                                    =========           =========          ==========
Weighted average shares outstanding                   709,552             646,413             620,433
                                                    =========           =========          ==========

See notes to consolidated financial statements.


MIDSOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

_________________________________________________________________________________________________________________________________

                                                                                        Unrealized
                                                                                      Gains (Losses)
                                                                                      on Securities    Retained
                                         Common Stock                        ESOP       Available      Earnings
                                     Shares         Amount    Surplus     Obligation     for Sale      (Deficit)        Total
                                     _______      _________   _______     __________  _____________    ________        _______
BALANCE, JANUARY 1, 1992              575,604    $5,205,931          $      ($95,783)           $     ($2,687,403)    $2,422,745
Issuance of common stock               21,835       108,523                                                              108,523
Net income                                                                                                904,597        904,597
ESOP obligation, net of repayments                                           (12,201)                                    (12,201)
                                    _________     _________   _________   __________     _________     __________      _________
BALANCE, DECEMBER 31, 1992            597,439     5,314,454                 (107,984)                  (1,782,806)     3,423,664
Change in par value                              (5,254,710)  5,254,710
Issuance of common stock               13,530         1,353     110,199                                                  111,552
Exercise of warrants                   59,669         5,967     373,756                                                  379,723
Net income                                                                                              1,244,934      1,244,934
ESOP obligation repayments                                                    15,093                                      15,093
Increase in unrealized gain on
  securities available-for-sale,
  net of tax                                                                       -       293,700                       293,700
                                    _________     _________   _________   __________     _________     __________      _________
BALANCE, DECEMBER 31, 1993            670,638        67,064   5,738,665      (92,891)      293,700       (537,872)     5,468,666
Issuance of common stock                9,829           983      99,329                                                  100,312
Issuance of stock dividend             33,521         3,352     306,076                                  (310,071)          (643)
Net income                                                                                              1,141,641      1,141,641
ESOP obligation repayments                                                    19,870                                      19,870
Increase in unrealized loss on
  securities available-for-sale,
  net of tax                                                                            (1,356,500)                   (1,356,500)
                                    _________     _________   _________   __________     _________     __________      _________
BALANCE, DECEMBER 31, 1994            713,988       $71,399  $6,144,070     ($73,021)  ($1,062,800)      $293,698     $5,373,346
                                    =========     =========   =========   ==========    ==========     ==========      =========
See notes to consolidated financial statements.


MIDSOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

_____________________________________________________________________________________________________


                                                       1994                1993                1992
                                                    _________           _________           _________
CASH FLOWS FROM OPERATING
  ACTIVITIES:
    Net income                                     $1,141,641          $1,244,934            $904,597
    Adjustments to reconcile net income
      to net cash provided by operating
      activities:
        Depreciation and amortization                 285,957             247,690             270,818
        Provision for loan losses                     210,000             306,500             365,000
        Provision for losses on other real
           estate owned                                 5,649              42,520              49,134
        Provision for deferred income taxes           347,500             321,500                   -
        Premium amortization, net                     207,798             257,860             179,867
        Gain on sales of investment securitie          (1,179)           (210,466)            (61,850)
        Loss on sales of other real estate ow           8,080               4,784              29,830
        Gain on sales of premises and
           equipment                                     (455)             (4,325)             (1,292)
        Change in accrued interest receivable         (94,094)            (28,033)            187,360
        Change in accrued interest payable             44,198             (20,212)            (70,668)
        Change in other liabilities                   290,353             187,104              (6,806)
        Change in other assets                        (44,745)            (78,361)            221,736
        Increase in deferred tax asset                      -            (600,000)                  -
                                                   __________          __________          __________
           Net cash provided by operating
             activities                             2,400,703           1,671,495           2,067,726
                                                   __________          __________          __________
CASH FLOWS FROM INVESTING
  ACTIVITIES:
    Net (increase) decrease in interest-
      bearing deposits in banks                       (47,389)              4,492              (5,440)
    Proceeds from sales of investment
      securities                                    1,223,182           6,774,117           2,945,338
    Proceeds from maturities and calls of
      investment securities                         2,940,591           8,105,502           6,401,504
    Purchases of investment securities             (3,432,581)        (18,566,265)         (7,699,590)
    Loan originations, net of repayments          (10,806,547)         (9,804,366)           (622,383)
    Purchases of premises and equipment              (336,703)           (614,860)           (174,506)
    Proceeds from sale of premises and
      equipment                                           907               8,513               5,354
    Proceeds from sales of other real
      estate owned                                     84,992              36,503             432,997
                                                   __________          __________          __________
        Net cash (used in) provided by
           investing activities                   (10,373,548)        (14,056,364)          1,283,274
                                                   __________          __________          __________




MIDSOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

__________________________________________________________________________________________________________


                                                      1994             1993            1992
                                                    _________       __________       __________
CASH FLOWS FROM FINANCING
  ACTIVITIES:
    Net increase in deposits                        6,078,409       10,245,446        2,782,485
    Net (decrease) increase in repurchase
     agreements                                      (456,945)         415,494           18,844
    Issuance of notes payable                         544,916                -                -
    Repayments of notes payable                      (115,293)        (152,563)         (41,278)
    Proceeds from issuance of common stock            100,312          111,552          108,523
    Payment of fractional shares resulting from
      stock dividend                                     (643)               -                -
    Proceeds from exercise of stock warrants                -          379,723                -
                                                   __________       __________       __________
        Net cash provided by financing activi       6,150,756       10,999,652        2,868,574
                                                   __________       __________       __________
NET (DECREASE) INCREASE IN
  CASH AND CASH EQUIVALENTS                        (1,822,089)      (1,385,217)       6,219,574

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                10,464,078       11,849,295        5,629,721
                                                   __________       __________       __________
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                      $8,641,989      $10,464,078      $11,849,295
                                                   ==========       ==========       ==========
SUPPLEMENTAL CASH FLOW
  INFORMATION:
  Interest paid                                    $1,931,905       $1,824,146       $2,481,896
                                                   ==========       ==========       ==========
  Income taxes paid                                    $5,000          $12,280               $-
                                                   ==========       ==========       ==========


See notes to consolidated financial statements.


MIDSOUTH BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
_______________________________________________________________________

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The consolidated financial statements of MidSouth Bancorp, Inc. (the Company) and its wholly owned subsidiary MidSouth National Bank (the Bank), have been prepared in accordance with generally accepted accounting principles and conform with general practices within the banking industry. A summary of significant accounting policies follows:

   Basis of Presentation - The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and balances have been eliminated.

   Investment Securities - In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that only debt securities that the Bank has the positive intent and ability to hold to maturity be classified as held-to-maturity and reported at amortized cost; all other debt securities are reported at fair value. Securities not classified as held-to-maturity or trading are classified as available-for-sale, with the related unrealized gains and losses excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized. The Bank adopted SFAS No. 115 effective December 31,1993. In accordance with the provisions of this pronouncement, prior years' financial statements were not restated.

   Securities held-to-maturity are carried at cost less an allowance for loss, adjusted for the amortization of premiums and the accretion of discounts. Premiums and discounts are amortized and accreted to operations using the level yield method, adjusted for prepayments as applicable. Management has the intent and the Bank has the ability to hold these assets as long-term investments until their estimated maturities.

   Securities available-for-sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported net of tax, as a separate component of shareholders' equity until realized. Securities within the available-for-sale portfolio may be used as part of the Bank's asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors. The specific identification method is used to compute gains or losses on the sale of these assets. Interest earned on these assets is included in interest income.

   Loans - Loans are stated at the principal amount outstanding, net of an allowance for loan losses. Interest income on loans is credited to operations based on the principal amounts outstanding using the interest method. Loan fees are recognized as an adjustment of the yield on the related loan.

   When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan. When a loan is placed on nonaccrual status, interest accrued during the current year prior to the judgment of uncollectibility is charged to operations. Interest accrued during prior periods is charged to the allowance for loan losses. Generally, any payments received on nonaccrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest.

   Allowance for Loan Losses - The allowance for loan losses is a valuation allowance available for possible losses incurred on loans. All losses are charged to the allowance when the loss actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the allowance at the time of recovery.

   Periodically during the year, management estimates the likely level of future losses to determine whether the allowance for loan losses is adequate to absorb reasonably anticipated losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb future losses.

   Management's judgment as to the level of future losses on existing loans involves the consideration of current and anticipated economic conditions and their potential effects on specific borrowers; an evaluation of the existing relationships among loans, potential loan losses, and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management's internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amounts ultimately realized may differ from the carrying value of these assets due to economic, operating or other conditions beyond the Bank's control.

   It should be understood that estimates of future loan losses involves an exercise of judgment. While it is possible that in particular periods the Bank may sustain losses which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated balance sheet is adequate to absorb anticipated losses which may exist in the current loan portfolio.

   Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets which generally range from 3 to 30 years. Leasehold improvements are amortized over the estimated useful lives of the improvements or the term of the lease, whichever is shorter.

   Other Real Estate Owned - The Bank records other real estate owned at the lesser of the outstanding amount (including accrued interest, if any) or fair value at the time of foreclosure. Adjustments are made to reflect declines in value subsequent to acquisition, if any, below the recorded amounts. Required developmental costs associated with foreclosed property under construction are capitalized and considered in determining the fair value of the property. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in noninterest expenses.

   Income Taxes - Deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes.

   In the first quarter of the year ending December 31, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). This Statement requires, among other things, recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between financial statement and income tax basis of assets and liabilities and to tax net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

   Goodwill - Goodwill represents the excess of the cost over the fair value of net assets purchased and is being amortized over 15 years.

   Income Per Share - Income per share is calculated using the weighted number of shares outstanding during each of the years. No effect has been given to outstanding common stock equivalents as no material dilutive effect would result from the exercise of these items.

   Statement of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased or sold for one-day periods.

   Reclassifications - Certain reclassifications have been made to the 1993 and 1992 amounts to conform to the classifications adopted for reporting in 1994.

2. CASH AND DUE FROM BANKS

   The Bank is required to maintain average reserve balances with the Federal Reserve Bank. "Cash and due from banks" in the consolidated statements of condition included amounts so restricted of $908,000 and $801,000 at December 31, 1994 and 1993, respectively.

3. INVESTMENT SECURITIES

   The portfolio of securities available-for-sale consisted of the following:


                                                                            December 31, 1994
                                                  ______________________________________________________________
                                                      Gross             Gross           Gross
                                                   Amortized          Unrealized      Unrealized
                                                      Cost              Gains           Losses        Fair Value
                                                   __________         __________      __________      __________
U.S. Treasury securities                           $9,853,194           $5,924         $288,415       $9,570,703
U.S. Government agencies                            2,430,718            4,474            9,500        2,425,692
Obligations of states and
   political subdivisions                             212,271           16,890                -          229,161
Mortgage-backed securities                         12,710,062            4,213          652,182       12,062,093
Collateralized mortgage
   obligations                                      5,149,781                -          484,085        4,665,696
Mutual funds                                        2,000,000                -          136,800        1,863,200
Other                                                 553,250                -              319          552,931
                                                   __________         ________        _________       __________
                                                  $32,909,276          $31,501       $1,571,301      $31,369,476
                                                   ==========         ========        =========       ==========




   The Bank has three Aaa rated whole-loan collateralized mortgage obligations (CMO's) which have sequential pay structures and have estimated average lives of two to four years.

                                                                       December 31, 1993
                                                  ______________________________________________________________
                                                      Gross             Gross           Gross
                                                   Amortized          Unrealized      Unrealized
                                                      Cost              Gains           Losses       Fair Value
                                                  ___________         __________      __________     __________
U.S. Treasury securities                          $10,566,542         $190,697          $41,307      $10,715,932
U.S. Government agencies                            2,726,526           66,557                -        2,793,083
Obligations of states and
   political subdivisions                             212,271           35,405                -          247,676
Mortgage-backed securities                         13,016,841           83,432           39,802       13,060,471
Collateralized mortgage
   obligations                                      5,186,803          161,786           19,454        5,329,135
Mutual funds                                        2,000,000              975                -        2,000,975
Other                                                 509,050            6,711                -          515,761
                                                  ___________         ________        _________      ___________
                                                  $34,218,033         $545,563         $100,563      $34,663,033
                                                  ===========         ========        =========      ===========





   The amortized cost and fair value of securities available-for-sale at December 31, 1994, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                         December 31, 1994
                                                  _______________________________
                                                   Amortized
                                                      Cost            Fair Value
                                                  ___________        ____________
Due in one year or less                            $7,763,000          $7,594,871
Due after one year through five years               6,403,773           6,164,155
Due after five years through ten years                108,692             108,692
Due after ten years                                   320,718             320,718
Mortgage-backed securities                         17,859,843          16,727,790
Other securities                                      453,250             453,250
                                                  ___________         ___________
                                                  $32,909,276         $31,369,476
                                                  ===========         ===========



   The portfolio of investment securities held-to-maturity consisted of the following:


                                                                          December 31, 1994
                                                   _________________________________________________________________________
                                                      Gross             Gross                 Gross
                                                   Amortized          Unrealized           Unrealized
                                                      Cost              Gains                Losses             Fair Value
                                                   _________          __________           __________           __________
U.S. Treasury securities                           $120,946                $-                  $-               $120,946
Nontaxable obligations of states
  and political subdivisions                        250,000             1,687                 359                251,328
                                                   ________           ________              _______             ________
                                                   $370,946            $1,687                $359               $372,274
                                                   ========           ========              =======             ========



   The amortized cost and fair value of investment securities held-to-maturity at December 31, 1994, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                            December 31, 1994
                                                   _____________________________
                                                   Amortized
                                                      Cost            Fair Value
                                                   __________         __________
Due in one year or less                              $140,946           $141,113
Due after one year through five years                 150,000            151,519
Due after five years through ten years                 80,000             79,642
                                                   __________         __________
                                                     $370,946           $372,274
                                                   ==========         ==========




   Proceeds from sales of securities during 1994, 1993 and 1992 were $1,223,182, $6,774,117 and $2,945,338, respectively. Gross gains of $1,179, $210,667 and $73,712 were realized on those sales, respectively. There were no gross losses realized on those sales during 1994. Gross losses realized on those sales during 1993 and 1992 were $201 and $11,862, respectively. The related income tax provisions on gains on the sales of investment securities was $400 in 1994, $71,500 in 1993, and $21,000 in 1992.

   Securities with an aggregate carrying value of approximately
   $6,200,000 and $5,950,000 at December 31, 1994 and 1993 were pledged to secure public funds on deposit and for other purposes required or permitted by law.

4. LOANS

   The loan portfolio consisted of the following:


                                                            December 31,
                                                  ____________________________
                                                      1994            1993
Commercial                                        $22,057,790      $19,587,099
Lease financing receivable                          2,485,512        1,624,471
Real estate - mortgage                             20,318,642       16,026,549
Real estate - construction                          1,268,712        1,269,470
Installment loans to individuals                   14,231,699       11,226,295
Other                                                  69,920           52,239
                                                  ___________      ___________
                                                   60,432,275       49,786,123
Less allowance for loan losses                       (873,934)        (824,329)
                                                  ___________      ___________
                                                  $59,558,341      $48,961,794
                                                  ===========      ===========






   The Bank generally makes loans in its market areas of Lafayette, Jefferson Davis and St. Martin Parishes. Loans on which the accrual of interest has been discontinued amounted to $249,693 and $359,498 at December 31, 1994 and 1993, respectively. If interest on those loans had been accrued, such income would have approximated $25,000, $39,000 and $57,000 for the years ended December 31, 1994, 1993 and 1992. Interest income on those loans, which is recorded only when received, amounted to $8,385, $18,470 and $61,227 for 1994, 1993 and 1992, respectively.

   An analysis of the activity in the allowance for loan losses is as follows:


                                                                       December 31,
                                                     ________________________________________________
                                                        1994                1993                1992
Balance at beginning of year                         $824,329            $837,203            $860,096
Provision for loan losses                             210,000             306,500             365,000
Recoveries                                            165,730             208,689             286,579
Loans charged off                                    (326,125)           (528,063)           (674,472)
                                                     ________            ________            ________
Balance at end of year                               $873,934            $824,329            $837,203
                                                     ========            ========            ========




   There were no transfers of loans to other real estate owned in 1994. During the years ended December 31, 1993 and 1992, approximately $73,090 and $13,200 of loans were transferred to other real estate owned.

   As of December 31, 1994 and 1993, loans outstanding to certain directors, officers, and their affiliates were $561,011 and $700,600, respectively. In the opinion of management, all transactions entered into between the Bank and such related parties have been and are made in the ordinary course of business, on the same terms and conditions, including interest rates and collateralization, as similar transactions with unaffiliated persons and do not involve more than the normal risk of collection.

   An analysis of activity with respect to these related party loans is as follows:


                                                              December 31,
                                                     _____________________________
                                                        1994                1993
Beginning balance                                    $700,660            $646,819
New loans                                             241,593             614,785
Repayments                                           (381,242)           (560,944)
                                                     ________            ________
Ending balance                                       $561,011            $700,660
                                                     ========            ========



   The Financial Accounting Standards Board has adopted Statement No. 114, "Accounting for Loan Impairment by Creditors" (SFAS No.
   114), which among other items, redefines restructured and impaired loans and provides a calculation methodology to estimate future losses. The implementation of SFAS No. 114 will be adopted in 1995 and the effect on earnings and the classification of loans is not expected to be significant.

5. BANK PREMISES AND EQUIPMENT

   Premises and equipment consisted of the following:


                                                            December 31,
                                                   ______________________________
                                                       1994                1993
Buildings and improvements                         $1,570,923          $1,487,892
Furniture, fixtures, and equipment                  1,897,887           1,711,728
Automobiles                                           114,776              61,113
Leasehold improvements                                130,246             122,842
                                                   __________          __________
                                                    3,713,832           3,383,575
Less accumulated depreciation and amortization     (1,596,320)         (1,341,091)
                                                   __________          __________
                                                   $2,117,512          $2,042,484
                                                   ==========          ==========




   During 1993, a building with a net book value of $130,000 was transferred from the Bank to MidSouth Bancorp, Inc. The building is now classified in other assets.

6. DEPOSITS

   Deposits consisted of the following:


                                                           December 31,
                                                  _______________________________
                                                       1994                1993
Non-interest bearing                              $31,035,865         $27,677,336
Savings and money market                           21,355,647          21,979,920
NOW accounts                                        9,998,596           7,574,798
Time deposits under $100,000                       23,837,982          22,680,236
Time deposits over $100,000                        10,262,265          10,499,656
                                                  ___________         ___________
                                                  $96,490,355         $90,411,946
                                                  ===========         ===========




   The bank has no brokered deposits and there are no major concentrations of deposits.

7. NOTES PAYABLE

   Notes payable consisted of the following:


                                                            December 31,
                                                   _______________________________
                                                       1994                1993
Note payable to a financial institution              $577,980            $693,273
FHLB borrowings                                       544,916                   -
ESOP note payable to a financial institution           73,021              92,891
                                                   __________           _________
                                                   $1,195,917            $786,164
                                                   ==========           =========




   The note payable to a financial institution bears interest at prime plus 1%, is dated July 18, 1989, and is due on July 20, 1999. This note is payable in 120 monthly installments at increasing amounts over the term of the loan. In addition, the payments may be changed under the terms of the note when the interest rate is adjusted. At December 31, 1994, this note bore an interest rate of 9.5%. The Company has pledged all of the Bank's stock as collateral for the note. A portion of the loan is guaranteed by a group of eleven individuals, some of whom are Directors of the Company, in the amount of $30,000 each. The Company's ability to meet its debt requirements will depend upon its ability to receive sufficient dividends from the Bank.

   At December 31, 1994, the Bank had four FHLB borrowings outstanding. These borrowings bear interest at rates between 5.49% and 7.28%, and have maturities from February 1999 to April 2001. Monthly principal and interest payments ranges from approximately $350 on the smallest borrowing to approximately $4,710 on the largest borrowing, with balloon payments due at maturity. The borrowings are secured by a blanket floating lien on approximately $21,600,000 of the Bank's mortgage loans.

   The ESOP note payable to a financial institution is included in the Company's notes payable, with a corresponding reduction of stockholders' equity because the primary source of loan repayments is contributions by the Company to the ESOP. The note payable bears interest at 8.5%. The note payable is due on demand, or if no demand is made, in monthly installments of $2,200, and one irregular payment at maturity, December 10, 1995. The note payable is secured by shares of Company stock held by the ESOP.

   Aggregate annual maturities on notes payable are as follows:



1995                                                 $236,313
1996                                                  175,509
1997                                                  191,912
1998                                                  209,871
1999                                                  162,032
Thereafter                                            220,280
                                                   __________
                                                   $1,195,917
                                                   ==========




8. COMMITMENTS AND CONTINGENCIES

   At December 31, 1994, future annual minimum rental payments due under noncancellable operating leases, primarily for land, are as follows:



1995                                                 $247,117
1996                                                  244,894
1997                                                  246,850
1998                                                  236,326
1999                                                  232,307
Thereafter through 2058                             5,171,513
                                                   __________
                                                   $6,379,007
                                                   ==========




   Minimum rental payments have not been reduced by minimum sublease rentals of approximately $125,000 due in the future under noncancellable subleases.

   Rental expense under operating leases for 1994, 1993 and 1992 was $230,756, $164,658, and $174,190, respectively. Sublease income amounted to $31,800 in 1994 and $10,600 in 1993.

   The Company and its subsidiaries are parties to various legal precedings arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company's financial position or results of operations.

9. STOCKHOLDERS' EQUITY

   The Bank's ability to pay dividends is subject to national banking laws and regulations. Approval of regulatory authorities is required for the Bank to pay dividends in excess of specified limits. The Company's and the Bank's ability to pay dividends is further restricted by the Company's loan agreement which requires that the Company obtain written consent of the lender before any dividend payment other than for certain purposes provided for in the loan agreement.

10.INCOME TAXES

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bank's deferred tax assets and liabilities as of December 31, 1994 and 1993 are as follows:


                                                       1994                1993
Deferred tax assets:
    Unrealized loss on securities                    $477,000                  $-
    Tax net operating loss carryforwards                    -             336,138
    Writedowns of other real estate                    23,134              32,710
    Other                                              18,814              37,726
                                                     ________            ________
      Total deferred tax assets                       518,948             406,574
                                                     ________            ________
Deferred tax liabilities:
    Allowance for possible loan losses                 36,572              64,115
    Depreciation                                       58,208              59,043
    Unrealized gain on securities                           -             151,300
    Other                                              30,295               3,599
                                                     ________            ________
      Total deferred tax liabilities                  125,075             278,057
                                                     ________            ________
      Net deferred tax asset                         $393,873            $128,517
                                                     ========            ========


   Components of income tax expense are as follows:


                                                       1994                1993                1992
Current                                              $254,000             $10,000                  $-
Deferred                                              347,500             321,500             311,500
                                                     ________            ________            ________
                                                     $601,500            $331,500            $311,500
                                                     ========            ========            ========





   The actual tax expense does not materially differ from the "expected" tax expense, computed by applying the U.S. federal corporation tax rate of 34% to earnings before income taxes in 1994, 1993 and 1992.

11.EMPLOYEE BENEFITS

   The Company sponsors a leveraged employee stock ownership plan
   (ESOP) that covers all employees who meet minimum age and service requirements. The Company makes annual contributions to the ESOP in amounts as determined by the Board of Directors. These contributions are used to pay debt service and purchase additional shares. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The ESOP has a note payable to a financial institution with a balance of $73,021 at December 31, 1994. Because the source of the loan payments are contributions received by the ESOP from the Company, such debt is included in the Company's notes payable, with a corresponding reduction of stockholders' equity. In accordance with Statement of Position 93-6 (SOP), shares purchased subsequent to December 31, 1992 are based on the current market price of the shares. The Company has elected not to apply the provisions of the SOP to shares purchased on or before December 31, 1992. ESOP compensation expense was $60,000 in each of the years ended December 31, 1994, 1993 and 1992.
   The ESOP shares as of December 31, 1994 and 1993 were as follows:


                                                        1994                1993
Allocated shares                                       58,968              50,613
Shares released for allocation                          1,927               2,147
Unreleased shares                                       6,175               8,102
                                                      _______             _______
Total ESOP shares                                      67,070              60,862
                                                      =======             =======
Fair value of unreleased shares at
 December 31,                                         $71,012             $71,379
                                                      =======             =======





   Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits other than Pensions, is effective beginning in 1993. This Statement requires accrual of postretirement benefits (such as healthcare benefits) during the years an employee provides services. The Company does not provide such postretirement benefits and accordingly, adoption of this Statement did not have an impact on its financial position or results of operations.

12.STOCK WARRANTS AND STOCK OPTIONS

   The Company has granted options to certain key employees to purchase 21,000 shares of the Company's common stock at $9.52 per share. These options expire on December 31, 1996. As of December 31, 1994, none have been exercised.

   In connection with the sale of common stock in 1992, the Company issued nontransferable warrants to purchase 63,605 shares of common stock at a price of $7.50 per share. These warrants became exercisable from June 9, 1993 through December 31, 1993. In 1993, 59,669 of the nontransferable warrants were exercised.

13.FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

   The Bank is a party to various financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the involvement the Bank has in particular classes of financial instruments.

   The Bank's exposure to loan loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the contractual amount of those instruments. The Bank uses the same credit policies, including considerations of collateral requirements, in making these commitments and conditional obligations as it does for on-balance sheet instruments.


                                                       Contract or Notional
                                                               Amount
                                                   _______________________________
                                                       1994                1993
Financial instruments whose contract
  amounts represent credit risk:
    Commitments to extend credit                   $6,859,000          $5,534,000
    Standby letters of credit                         670,000             525,000



   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

   Standby letters of credit and financial guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers. Approximately 81% of these letters of credit were secured by marketable securities, cash on deposits or other assets at December 31, 1994.

14.REGULATORY MATTERS

   The Comptroller of the Currency (OCC) has specified guidelines for purposes of evaluating a bank's capital adequacy. At December 31, 1994, banks were required to maintain minimum qualifying total capital and core capital to risk-weighted assets of 8% and 4%, respectively. Regulations also require banks to maintain a minimum leverage requirement of core capital to total assets of 3% or higher, depending on its regulatory rating. At December 31, 1994, the Bank was in compliance with all minimum required capital ratios and the following is a summary of its ratios:


                                                           Actual
Core Capital vs. Risk Assets (Tier 1)                      10.95%
Qualifying Capital vs. Risk Assets (Tier 2)                12.20%
Core Capital vs. Total Assets (Leveraged)                   6.45%




15.SUBSEQUENT EVENTS

   On December 28, 1994, the Company announced an agreement to acquire another financial institution. The agreement calls for each outstanding share of the acquired institution to be converted into one share of Series A Cumulative Convertible Preferred Stock of the Company with a stated value of $14.25 per share. It is expected that 187,286 shares of the preferred stock will be issued. The transaction is subject to approval from the appropriate federal and state regulatory authorities, approval of the shareholders of the Company and the acquired institution and the statisfaction of certain other conditions. If all approvals and conditions are met, it is expected that the transaction will be consummated in the Spring of 1995.


16.CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

   Summarized financial information for MidSouth Bancorp, Inc. (parent company only) follows:

                             STATEMENTS OF CONDITION
                                                              December 31,
                                                   _________________________________
                                                        1994                1993
  ASSETS
Cash and interest-bearing deposits in
    banks                                             $23,443             $72,623
Investment Securities                                 120,946              98,042
Other assets                                          113,732             248,790
Investment in subsidiary                            5,835,618           5,940,621
                                                   __________          __________
                                                   $6,093,739          $6,360,076
                                                   ==========          ==========
  LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities:
  Note payable to a financial institution            $651,001            $786,164
  Note payable to Bank                                 69,392              92,292
  Other liabilities                                         -              12,955
                                                   __________          __________
      Total liabilities                               720,393             891,411
                                                   __________          __________
Stockholders' Equity:
  Preferred stock                                           -                   -
  Common stock                                         71,399              67,064
  Surplus                                           6,144,070           5,738,665
  ESOP obligation                                     (73,021)            (92,891)
  Unrealized losses (gains) on securities
    available-for-sale, net of deferred taxes      (1,062,800)            293,700
  Retained earnings (deficit)                         293,698            (537,873)
                                                   __________          __________
    Total stockholders' equity                      5,373,346           5,468,665
                                                   __________          __________
                                                   $6,093,739          $6,360,076
                                                   ==========          ==========




                           STATEMENTS OF INCOME

                                                                  Years Ended December 31,
                                                    __________________________________________________
                                                        1994                1993                1992
Revenue:
  Interest income                                      $7,091              $5,300              $1,515
  Equity in undistributed income of subsidiary      1,251,499           1,269,489             968,246
  Rental income                                        31,800                   -                   -
                                                    _________           _________           _________
                                                    1,290,390           1,274,789             969,761
                                                    _________           _________           _________
Expenses:
  Interest on notes payable                            56,906              59,540              64,539
  Professional fees                                    76,951              64,942                 625
  Other expense                                        71,591              60,976                   -
                                                    _________           _________           _________
                                                      205,448             185,458              65,164
                                                    _________           _________           _________
Income before income taxes and
  cumulative effect of accounting change            1,084,942           1,089,331             904,597

Income tax benefit                                     56,699              61,603                   -
                                                    _________           _________           _________
Income before cumulative effect
  of accounting change                              1,141,641           1,150,934             904,597

Cumulative effect of accounting change
  for income taxes                                          -              94,000                   -
                                                    _________           _________           _________
Net income                                         $1,141,641          $1,244,934            $904,597
                                                    =========           =========           =========



                            STATEMENTS OF CASH FLOWS

                                                                 Years Ended December 31,
                                                    __________________________________________________
                                                       1994                1993                1992
  CASH FLOWS FROM OPERATING
    ACTIVITIES:
      Net income                                   $1,141,641          $1,244,934            $904,597
      Adjustments to reconcile net income to
        net cash used in operating activities:
           Equity in undistributed income of
              subsidiary                           (1,251,499)         (1,269,491)           (968,244)
           Change in other assets                     135,058            (248,790)                  -
           Change in other liabilities                (12,955)                799               6,756
                                                    _________           _________           _________
          Net cash used in operating
             activities                                12,245            (272,548)            (56,891)
                                                    _________           _________           _________


  CASH FLOWS FROM INVESTING
    ACTIVITIES:
      Purchase of investment securities              (120,946)            (98,042)                  -
      Proceeds from maturities of investment
        securities                                     98,042                   -                   -
                                                     ________            ________            ________
          Net cash used in investing activities       (22,904)            (98,042)                  -
                                                     ________            ________            ________
  CASH FLOWS FROM FINANCING
    ACTIVITIES:
      Sale of common stock                            100,312             111,552             108,523
      Payment of fractional shares resulting from
         stock dividend                                  (643)                  -                   -
      Exercise of stock warrants                            -             379,723                   -
      Issuance of note payable to Bank,
        net of repayments                                   -              92,292                   -
      Repayments of notes payable to
        other financial institutions                 (138,190)           (152,563)            (41,278)
                                                     ________            ________            ________
          Net cash provided by financing
            activities                                (38,521)            431,004              67,245
                                                     ________            ________            ________
  NET INCREASE (DECREASE)
    IN CASH AND CASH EQUIVALENTS                      (49,180)             60,414              10,354

  CASH AND CASH EQUIVALENTS
    AT BEGINNING OF YEAR                               72,623              12,209               1,855
                                                     ________            ________            _______
  CASH AND CASH EQUIVALENTS
    AT END OF YEAR                                    $23,443             $72,623             $12,209
                                                     ========            ========            ========




Selected Quarterly Financial Data (unaudited)
___________________________________________________________________________________________________

                                                                 1994
                                          _________________________________________________________

(Dollars in thousands,
except per share data)                      IV              III               II                I
                                         _______          ______           ______           ______
Interest income                          $1,976           $1,878           $1,837           $1,697
Interest Expense                            521              507              483              465
                                         ______           ______           ______           ______
Net interest income                       1,455            1,371            1,354            1,232
Provision for possible credit losses         45               25               60               80
                                         ______           ______           ______           ______
Net interest income after provision       1,410            1,346            1,294            1,152
  for possible credit losses
Noninterest income,
  excluding securities gains                336              359              367              359
Net securities gains                          -                1                -                -
Noninterest expense                       1,275            1,214            1,219            1,173
                                         ______           ______           ______           ______
Income before income tax expense,
  extraordinary item and cumulative
  effect of accounting change               471              492              442              338
Income tax expense                          165              171              150              115
                                         ______           ______           ______           ______
Income before extraodinary item and
  cumulative effect of accounting
  change                                    306              321              292              223
Extraordinary item                            -                -                -                -
Cumulative effect of accounting change        -                -                -                -
                                         ______           ______           ______           ______
Net income                                 $306             $321             $292             $223
                                         ======           ======           ======           ======
Per common share <FN1>  <FN2>
  Income before extraordinary item and
  cumulative effect of accounting change  $0.43            $0.45            $0.41            $0.32

  Net income                              $0.43            $0.45            $0.41            $0.32

Market price
  High                                   $12.50           $11.88           $11.25            $9.38
  Low                                    $11.25           $10.00            $8.75            $8.88
  Close                                  $11.50           $11.13           $10.25            $8.88

Average shares outstanding              713,098          710,859          708,568          705,587



       <FN1>  Earnings per share and other market data have been adjusted for a 5% stock dividend declared by the Company on January 13, 1994 to shareholders of record on February 4, 1994 and paid on February 18, 1994.

       <FN2>  No effect has been given to outstanding common stock equivalents as no material dilutive effect would result from the exercise of these items.



Selected Quarterly Financial Data (unaudited)

___________________________________________________________________________________________________

                                                                 1993
                                         __________________________________________________________
(Dollars in thousands,
except per share data)                      IV              III               II                I
                                         ______           ______           ______           ______
Interest income                          $1,635           $1,611           $1,580           $1,543
Interest Expense                            465              440              454              445
                                         ______           ______           ______           ______
Net interest income                       1,170            1,171            1,126            1,098
Provision for possible credit losses        150               60               35               62
                                         ______           ______           ______           ______
Net interest income after provision
  for possible credit losses              1,020            1,111            1,091            1,036
Noninterest income,
  excluding securities gains                355              287              272              247
Net securities gains                        134               52               24                -
Noninterest expense                       1,225            1,259            1,101            1,068
                                         ______           ______           ______           ______
Income before income tax expense,
  extraordinary item and cumulative
  effect of accounting change               284              191              286              215
Income tax expense                           96               65               95               75
                                         ______           ______           ______           ______
Income before extraodinary item and
  cumulative effect of accounting
  change                                    188              126              191              140
Extraordinary item                            -                -                -                -
Cumulative effect of accounting change        -                -                -              600
                                         ______           ______           ______           ______
Net income                                 $188             $126             $191             $740
                                         ======           ======           ======           ======
Per common share  <FN1>  <FN2>
  Income before extraordinary item and
  cumulative effect of accounting change  $0.27            $0.19            $0.30            $0.24
  Cumulative effect of accounting change                                                     $0.93
  Net income                              $0.27            $0.19            $0.30            $1.17

Market price    <FN3>
  High                                    $9.05            $9.40            $9.52       not listed
  Low                                     $8.81            $9.29            $9.40       not listed
  Close                                   $8.81            $9.29            $9.40       not listed

Average shares outstanding              665,570          649,279          637,815          632,595


       <FN1>  Earnings per share and other market data have been adjusted for a 5% stock dividend declared by the Company on January 13, 1994 to shareholders of record on February 4, 1994 and paid on February 18, 1994.

       <FN2>  No effect has been given to outstanding common stock equivalents as no material dilutive effect would result from the exercise of these items.

       <FN3>  Market price data for the second quarter of 1993 is presented for the period of April 19, 1993 to June 30, 1993. No market price information is available for the first quarter of 1993.